
May 4, 2022

Craig Pommells
Senior Vice President and Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087-4779

      Re: Cracker Barrel Old Country Store, Inc.
           Form 10-K for the Fiscal Year Ended July 30, 2021
           Filed September 24, 2021
           File No. 1-25225

Dear Mr. Pommells:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: Kara Jacobs, Vice President and Corporate Controller